Exhibit 2.2

Immediately	Linda Kyriakou - 212-986-5500

OEM Unit of Sequa's Chromalloy Subsidiary Sold to Investor Group

New York, April 1 -- In a transaction completed today, the business and assets of Turbo Combustor Technology, Inc. (TCT), a unit of Sequa Corporation's (SQAA; NYSE) Chromalloy Gas Turbine Corporation subsidiary, have been sold to TCT Acquisition, Inc. Sequa received cash proceeds of $32 million and will retain a minority interest in the operation.

The purchaser is a newly formed corporation owned by an investor group that includes CAI
Partners & Co., II L.P. of New York, Toronto, Montreal and Vancouver; and AeroEquity Fund Inc. of Savannah, Georgia.
TCT, which is located in Stuart, Florida, manufactures complex sheet metal fabrications for gas turbine engines used in the aerospace and industrial markets. The operation has approximately 260 employees.
Chromalloy Gas Turbine, the largest of Sequa's operating units, is a leading supplier to the commercial airline industry and the industrial gas turbine market. The company repairs and manufactures critical components for jet engines and industrial gas turbines.
Sequa's other businesses encompass automotive products, including airbag inflators and cigarette lighters; metal coating for the building products and other markets; specialty chemicals, principally for the international detergent industry; equipment for the printing and emission control markets; machinery to form and decorate metal cans; and men's formalwear. For additional information visit www.sequa.com.

# # #
4/1/04
Note: This press release may include forward-looking statements that are subject to risks and uncertainties.

A number of factors, including political, currency, regulatory and competitive and technological developments, could result in material differences between actual results and those outlined in any forward-looking statements. For additional information, see the comments included in Sequa's filings with the Securities and Exchange Commission.